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                                May 11, 2021

       Gary A. Simanson
       President and Chief Executive Officer
       Thunder Bridge II Surviving Pubco, Inc.
       9912 Georgetown Pike
       Suite D203
       Great Falls, Virginia 22066

                                                        Re: Thunder Bridge II
Surviving Pubco, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 4, 2021
                                                            File No. 333-252374

       Dear Mr. Simanson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4 filed May 4, 2021

       Cover Page

   1. It appears that you have set the record date for a day in April of 2021. Please fill in the record date and all
related information.
       Financial Statements
       Statements of Cash Flows, page F-6

   2.                                                   Please label your
amounts presented as "Restated".
 Gary A. Simanson
FirstName  LastNameGary    A.Pubco,
                              Simanson
Thunder Bridge  II Surviving        Inc.
Comapany
May        NameThunder Bridge II Surviving Pubco, Inc.
     11, 2021
May 11,
Page 2 2021 Page 2
FirstName LastName
Note 7 - Warrant Liability (Restated), page F-14

3. Please revise your disclosure on page F-15 to clarify that the fair value of your warrants at
         December 31, 2020 was $97,181,794 instead of $97,1891,794.

Note 10 - Restatement of Previously Issued Financial Statements, page F-23

4. Please review the amounts presented in this footnote and ensure that the restated amounts agree to the amounts presented on the face of the financial statements and correct typographical errors. For example:
             You disclose on pages F-5 and F-24 that additional paid in capital as of December 31,
             2020 and 2019 was zero; however, additional paid in capital, per page F-3, was
             $81,045,344 and $1,378,837 as of December 31, 2020 and 2019,
respectively; and
             You currently disclose on page F-24 that net loss for the year ended December 31,
             2020 was "$73,292,930)." Please correct the parenthetical omission to present your net loss as $(73,292,930).

       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Jonathan H. Talcott